UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Correction of Typographical Errors in Revitalization Plan

Tokyo, February 28, 2006 —Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) hereby gives notice of corrections of typographical errors in certain figures from the press release on February 17, 2006 announcing our Revitalization Plan.

These corrections are being made merely to correct typographical errors in the February 17, 2006 press release; the relevant figures in the actual Revitalization Plan have not been amended.

P. 61 Table1-1 Summary of Financial Trends and Projections (Mitsubishi UFJ Financial Group, Inc)

	Interim 9/2005 (Actual)*
	Figures in announcement on Feb 17, 2006	Correct Figures
3. Dividends		(Billions of Yen)
Profit distributable as dividends	731.9	- (not available)

*	the figures of the Mitsubishi Tokyo Financial Group

P. 62 Table1-2 Summary of Financial Trends and Projections

(Sum of non-consolidated figures of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking)

	Fiscal Year 3/2005 (Actual)*		Interim 9/2005 (Actual)*
	Figures in announcement on Feb 17, 2006	Correct Figures	Figures in announcement on Feb 17, 2006	Correct Figures
1. Balance Sheets (Figures for assets and liabilities are averages for the period)				(Billions of Yen)
Total assets	172,610.0	183,681.4	174,440.5	179,855.7
Loans and bills discounted	80,147.2	82,128.0	80,552.7	79,843.1
Securities	50,709.2	52,863.9	51,704.3	52,518.0
Trading assets	5,346.0	7,217.9	5,191.9	6,807.2
Deferred tax assets (at the end of the Period)			1,000.7	1,000.6
Total liabilities	166,136.8	178,300.1	167,153.7	174,354.0
Deposits (including NCDs)	120,663.6	120,877.2	119,515.6	118,979.0
Bonds	0.0	68.2
Trading liabilities	965.6	3,181.5	828.5	2,900.1
Deferred tax liabilities related to revaluation reserve for land (at the end of the Period)	186.1	198.8

2. Income Statements				(Billions of Yen)
Interest income			1,177.5	1,144.3
Interest expenses			399.7	399.5
Other operating income			163.3	196.3

*	the sum of figures of Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking, UFJ Bank and UFJ Trust Bank

P. 62 Table1-2 Summary of Financial Trends and Projections

(Sum of non-consolidated figures of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking)

	Fiscal Year 3/2005 (Actual)*		Interim 9/2005 (Actual)*
	Figures in announcement on Feb 17, 2006	Correct Figures	Figures in announcement on Feb 17, 2006	Correct Figures
4. Management Indicators				(%)
Yield on interest-earning assets (A)	1.46%	1.45%
Loans and bills discounted (B)	1.65%	1.61%
Securities	1.13%	1.09%
Yield on interest-bearing liabilities (C)	1.09%	1.07%
Deposits and others (including NCDs) (D)			0.33%	0.34%
Expense ratio (E)			0.86%	0.87%
Profit margin between loans and deposits(B)-(D)-(E)	0.60%	0.56%
Non-interest-income ratio			30.84%	31.77%
ROA	0.89%	0.83%	0.83%	0.81%

*	the sum of figures of Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking, UFJ Bank and UFJ Trust Bank

P. 63 Table1-3 Financial Trends and Projections (trusts with principal replacement contracts)

	Fiscal Year 3/2005 (Actual)*		Interim 9/2005 (Actual)*
	Figures in announcement on Feb 17, 2006	Correct Figures	Figures in announcement on Feb 17, 2006	Correct Figures
Jointly managed money trusts (Balance at end of period)				(Billons of Yen)
Total assets	1,949.6	2,031.0	1,883.3	1,884.9
Others	1,197.2	1,278.6	1,449.1	1,450.7
Total liabilities	1,949.6	2,031.0	1,883.3	1,884.9
Principal	1,947.4	2,027.8
Others	2.2	3.2	0.5	2.1

Loans in trusts (Balance at end of period)				(Billons of Yen)
Total assets	1,440.1	1,464.2	1,197.4	1,202.9
Others	921.3	945.5	1,154.3	1,159.9
Total liabilities	1,440.1	1,464.2	1,197.4	1,202.9
Principal	1,429.3	1,448.0
Others	10.7	16.2	6.9	12.5

*	the sum of figures of Mitsubishi Trust and Banking and UFJ Trust Bank

P. 65 Table 2 Trends in capital ratios (BIS standard)

Mitsubishi UFJ Financial Group (Consolidated)	(Billions of Yen)

	Interim 9/2005 (Actual)*
	Figures in announcement on Feb 17, 2006	Correct Figures
Risk-weighted assets	60,131.8	60,140.3
Balance sheet items	48,037.3	50,654.4
Off balance sheet items	7,301.6	8,404.2
Others	931.5	1,081.6

*	the consolidated figures of the Mitsubishi Tokyo Financial Group

*        *        *

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of the MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Our actual results may differ materially due to factors such as adverse changes in interest rates, equity prices and economic conditions, as well as increased competition and adverse regulatory developments or changes in relevant laws, government policies or economic controls. For a detailed discussion of these and other factors, please see MUFG’s latest annual report or other publicly available disclosures.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Table 1-1 Summary of Financial Trends and Projections (Mitsubishi UFJ Financial Group, Inc.)

Holding Company: Established April 2001, merged October 2005

	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast*3)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
1. Balance sheets (Assets and liabilities are averages for the period; Capital items are period end balances)						(Billions of Yen)
Total assets	4,839.0	5,545.8	6,497.3	7,448.8	7,448.8	7,448.8	7,448.8
Loans and bills discounted	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securities	4,745.9	5,433.7	6,370.8	7,189.8	7,189.8	7,189.8	7,189.8
Total liabilities	495.3	743.2	1,098.0	1,028.0	945.6	758.8	662.4
Total shareholder’s equity	4,599.5	4,614.7	6,072.5	6,085.8	6,106.0	6,127.2	6,149.5
Capital stock	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0
Capital surplus	2,499.6	2,499.6	3,322.4	3,322.4	3,322.4	3,322.4	3,322.4
Other capital surplus	477.8	355.7	355.8	355.8	355.8	355.8	355.8
Revenue reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained earnings *1	241.3	379.0	1,565.0	1,578.4	1,598.5	1,619.7	1,642.1
Treasury stock	(2.4)	(2.9)	(553.8)	(553.8)	(553.8)	(553.8)	(553.8)

2. Income statements						(Billions of Yen)
Ordinary profit	208.8	177.8	1,003.1	104.4	102.4	103.4	104.6
Dividends received	215.8	184.6	1,020.1	110.5	107.5	107.5	107.5
Operating expenses	6.3	3.3	10.2	11.6	9.6	9.1	9.1
Personnel expenses	2.3	1.2	3.6	4.5	4.3	4.1	3.9
Non-personnel expenses	4.0	2.1	7.5	7.1	5.3	5.0	5.2
Extraordinary profits	0.0	0.0	4.9	0.0	0.0	0.0	0.0
Extraordinary loss	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before income taxes	208.8	177.7	1,008.0	104.4	102.4	103.4	104.6
Income taxes	(2.2)	(1.5)	(1.5)	0.0	0.0	0.0	0.0
Income after income taxes	211.1	179.3	1,009.5	104.4	102.4	103.4	104.6

3. Dividends						(Billions of Yen; Yen)
Profit distributable as dividends	716.8	—	1,367.0	1,380.3	1,400.5	1,421.7	1,444.0
Cash dividends (including interim dividends)	44.9	22.6	72.5	82.2	82.2	82.2	82.2
Dividend for common stock	39.2	19.6	58.6	68.3	68.3	68.3	68.3
Dividend for preferred shares (public fund portion)	0.0	0.0	7.9	7.9	7.9	7.9	7.9
Dividend for preferred shares (portion other than public fund)	5.7	3.0	6.0	6.0	6.0	6.0	6.0
Dividend per common share	6,000.00	3,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00
Dividend per class 1 share	82,500.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividend per class 2 share	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividend per class 3 share	7,069.00	30,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00
Dividend per class 8 share			15,900.00	15,900.00	15,900.00	15,900.00	15,900.00
Dividend per class 9 share			18,600.00	18,600.00	18,600.00	18,600.00	18,600.00
Dividend per class 10 share			19,400.00	19,400.00	19,400.00	19,400.00	19,400.00
Dividend per class 11 share			5,300.00	5,300.00	5,300.00	5,300.00	5,300.00
Dividend per class 12 share			11,500.00	11,500.00	11,500.00	11,500.00	11,500.00
Dividend rate per preferred share (public fund portion)			0.68%	0.96%	0.96%	0.96%	0.96%
Dividend rate per preferred share (portion other than public funds) *2	1.54%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Dividend payout ratio	21.26%	12.60%	7.18%	78.74%	80.27%	79.50%	78.59%

4. Management Indicators							( %)
Return on equity (net income/average shareholder’s equity)	4.75%	7.91%	18.89%	1.72%	1.68%	1.69%	1.70%
Return on assets (net income/average total assets)	4.36%	6.47%	15.54%	1.40%	1.37%	1.39%	1.40%

*1 Accumulated earnings other than revenue reserve.

*2 Interim dividend ratio is converted to an annual rate.

*3       3/2005 and 9/2005 figures are former Mitsubishi Tokyo Financial Group figures.

         3/2006 figures are: First half former Mitsubishi Tokyo Financial Group figures+ second half Mitsubishi UFJ Financial Group figures.

Table 1-2 Summary of Financial Trends and Projections

(Sum of non-consolidated figures of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking)

	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
1. Balance Sheets ( Figures for assets and liabilities are averages for the period; Capital account items are period end balances).						(Billions of Yen)
Total assets	183,681.4	179,855.7	174,771.9	172,009.5	173,773.7	176,114.9	177,146.4
Loans and bills discounted	82,128.0	79,843.1	80,082.1	76,916.8	77,584.4	78,941.2	80,076.9
Securities	52,863.9	52,518.0	51,931.1	52,329.1	53,487.8	54,312.4	54,505.4
Trading assets	7,217.9	6,807.2	5,289.6	5,289.6	5,289.6	5,289.6	5,289.6
Deferred tax assets (at the end of the period)	1,612.4	1,000.6	857.0	426.9	0.0	0.0	0.0
Total liabilities	178,300.1	174,354.0	168,312.0	165,946.1	167,428.8	169,399.4	169,987.8
Deposits (including NCDs)	120,877.2	118,979.0	119,160.9	116,731.8	118,357.5	120,258.5	121,606.8
Bonds	68.2	0.0	0.0	0.0	0.0	0.0	0.0
Trading liabilities	3,181.5	2,900.1	852.9	852.9	852.9	852.9	852.9
Deferred tax liabilities (at the end of the period)	0.0	0.0	0.0	0.0	64.4	616.8	616.8
Deferred tax liabilities related to revaluation reserve for land (at the end of the period)	198.8	212.3	203.7	203.7	203.7	203.7	203.7
Total shareholder’s equity (at the end of the period)	6,426.3	7,576.2	6,986.1	7,484.5	8,072.3	8,841.6	9,685.9
Capital stock	2,760.3	2,860.3	1,321.3	1,321.3	1,321.3	1,321.3	1,321.3
Capital surplus	1,932.7	1,365.0	2,868.8	2,868.8	2,868.8	2,868.8	2,868.8
Other capital surplus	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue reserve	263.7	263.7	263.8	263.8	263.8	263.8	263.8
Retained earnings *1	462.2	1,659.9	1,294.4	1,792.8	2,380.7	3,149.9	3,994.2
Land revaluation excess, net of taxes	247.4	237.1	237.2	237.2	237.2	237.2	237.2
Net unrealized gains on securities available for sale, net of taxes	759.8	1,190.0	1,000.7	1,000.7	1,000.7	1,000.7	1,000.7
Treasury stock	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2. Income Statements						(Billions of Yen)
Gross operating profit (after trust account write-offs)	2,606.5	1,288.0	2,509.4	2,524.7	2,722.0	3,002.4	3,018.9
Trust fees (after write-offs)	135.2	55.4	107.3	87.5	95.7	107.4	114.3
Jointly operated designated money trust accounts	58.8	20.3	30.6	6.5	5.4	5.0	3.1
Credit costs (trust account) (A)	12.1	0.9	0.9	0.0	0.0	0.0	0.0
Interest income	2,119.7	1,144.3	2,223.5	2,254.0	2,374.5	2,589.5	2,623.0
Interest expenses	567.5	399.5	770.9	788.5	830.5	907.1	915.9
Fees and commissions	501.1	265.8	558.9	629.8	703.3	794.5	803.5
Trading revenue	90.7	25.6	106.9	128.0	155.0	160.6	161.7
Other operating income	327.1	196.3	283.7	214.0	224.0	257.6	232.3
Bonds related income (losses)	107.4	52.6	39.6	(1.9)	2.2	11.7	11.7
Business profit before net transfer to general reserve and before trust account write-offs (B)+(A)+(C)	1,472.5	699.3	1,265.0	1,245.0	1,449.0	1,766.3	1,859.1
Business profit (B)	1,453.7	698.4	1,264.1	1,249.6	1,466.7	1,765.4	1,856.8
Less: Net transfer to general reserve (C)	6.5	0.0	0.0	(4.6)	(17.7)	0.9	2.3
Operating expenses	1,146.2	589.5	1,245.2	1,279.7	1,273.0	1,236.1	1,159.8
Personnel expenses	387.4	205.3	423.4	436.3	438.4	438.9	428.0
Non-personnel expenses	696.7	350.0	746.7	773.8	765.4	730.9	665.5
Credit costs (banking account)	1,195.4	60.8	131.2	109.8	213.3	200.1	206.1
Gains (losses) on stocks and other equity securities	(266.7)	25.2	102.7	0.0	0.0	0.0	0.0
Revaluation losses	(520.4)	(16.1)	(51.7)	0.0	0.0	0.0	0.0
Ordinary profit	(218.8)	568.0	1,092.2	1,063.1	1,197.8	1,503.3	1,608.9
Extraordinary profit	373.5	530.9	706.0	0.0	0.0	0.0	0.0
Extraordinary loss	58.9	57.3	119.9	34.0	18.2	18.0	17.0
Provision for income taxes	464.8	329.1	501.1	430.1	491.3	615.5	646.9
Net income after income taxes	(369.1)	712.5	1,177.2	599.0	688.4	869.8	944.9

3. Dividends						(Billions of Yen; Yen)
Profit distributable as dividends	242.1	—	1,097.0	1,595.4	2,183.2	2,952.5	3,796.8
Cash dividends (including interim dividends)
Dividend payout ratio

*1 Accumulated earnings other than revenue reserve

*2 3/2005 and 9/2005 figures are the sum of the figures of the former Bank of Tokyo-Mitsubishi, former Mitsubishi Trust and Banking, former UFJ Bank and former UFJ Trust Bank.
3/2006 figures are the sum of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking, the former UFJ Bank and the former UFJ Trust Bank.
	Fiscal Year 3/2005 (Actual*2)	Interim 9/2005 (Actual*2)	Fiscal Year 3/2006 (Forecast*2)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
4. Management Indicators						(%)
Yield on interest-earning assets (A)	1.45%	1.57%	1.49%	1.57%	1.62%	1.75%	1.77%
Loans and bills discounted (B)	1.61%	1.66%	1.67%	1.80%	1.88%	1.96%	1.99%
Securities	1.09%	1.22%	1.24%	1.36%	1.41%	1.46%	1.48%
Yield on interest-bearing liabilities (C)	1.07%	1.20%	1.22%	1.28%	1.29%	1.30%	1.25%
Deposits and others (including NCDs) (D)	0.21%	0.34%	0.35%	0.37%	0.40%	0.45%	0.46%
Expense ratio (E)	0.82%	0.87%	0.93%	0.98%	0.97%	0.93%	0.86%
Personnel expense ratio	0.27%	0.30%	0.31%	0.33%	0.33%	0.33%	0.32%
Non-personnel expense ratio	0.50%	0.51%	0.56%	0.59%	0.58%	0.55%	0.49%
Profit margin of funds (A) - (C)	0.37%	0.37%	0.27%	0.29%	0.34%	0.45%	0.51%
Profit margin between loans and deposits (B)-(D)-(E)	0.56%	0.45%	0.40%	0.45%	0.51%	0.59%	0.67%
Non-interest income ratio	31.90%	31.77%	34.74%	36.58%	38.19%	38.71%	38.74%
OHR (Expenses/Gross operating profit before trust account write-offs)	43.76%	45.73%	49.61%	50.69%	46.77%	41.17%	38.42%
ROE (Net business profit before net transfer to general reserve and before trust account write-offs/Average shareholder’s equity)	23.54%	19.92%	18.86%	17.21%	18.63%	20.89%	22.07%
ROA *3	0.83%	0.81%	0.76%	0.76%	0.88%	1.05%	1.10%

*3	Net business profit before transfers to general reserve and trust account write-offs/(Total assets - Customers’ liabilities for acceptances and guarantees) [Average balance]

Table 1-3 Financial Trends and Projections (trusts with principal replacement contracts)

	Fiscal Year 3/2005 (Actual*)	Interim 9/2005 (Actual*)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Jointly managed money trusts
(Balance at end of period)						(Billions of Yen)
Total assets	2,031.0	1,884.9	1,775.3	1,421.7	1,432.4	1,333.6	1,232.9
Loans and bills discounted	514.8	185.8	221.9	184.5	162.3	142.6	124.2
Securities	237.5	248.3	452.4	423.6	403.0	375.8	360.5
Others	1,278.6	1,450.7	1,101.0	813.5	867.1	815.1	748.1
Total liabilities	2,031.0	1,884.9	1,775.3	1,421.7	1,432.4	1,333.6	1,232.9
Principal	2,027.8	1,882.7	1,774.7	1,421.1	1,431.9	1,333.2	1,232.6
Others	3.2	2.1	0.7	0.5	0.4	0.4	0.3

Loans in trust
(Balance at end of period)						(Billions of Yen)
Total assets	1,464.2	1,202.9	676.0	458.6	222.5	94.8	24.7
Loans and bills discounted	517.6	43.0	0.0	0.0	0.0	0.0	0.0
Securities	1.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	945.5	1,159.9	676.0	458.6	222.5	94.8	24.7
Total liabilities	1,464.2	1,202.9	676.0	458.6	222.5	94.8	24.7
Principal	1,448.0	1,190.4	672.6	456.3	221.3	94.3	24.6
Others	16.2	12.5	3.4	2.3	1.1	0.5	0.1

Note: 3/2005 and 9/2005 figures are the sum of figures of the former Mitsubishi Trust and Banking and the former UFJ Trust Bank.

Table 2: Trends in capital ratios (BIS standard)

Mitsubishi UFJ Financial Group (Consolidated)						(Billions of Yen)

	Fiscal Year 3/2005 (Actual*3)	Interim 9/2005 (Actual*3)	Fiscal Year 3/2006 (Forecast)	Fiscal Year 3/2007 (Plan)	Fiscal Year 3/2008 (Plan)	Fiscal Year 3/2009 (Plan)	Fiscal Year 3/2010 (Plan)
Capital stock	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0	1,383.0
Preferred shares (non-cumulative)*[1]	—	—	—	—	—	—	—
Capital surplus	955.0	832.9	1,650.0	1,650.0	1,650.0	1,650.0	1,650.0
Retained earnings	1,782.5	2,052.5	2,787.1	3,433.6	4,194.0	5,148.4	6,192.5
Minority shareholder’s interest in consolidated subsidiaries	374.8	559.4	1,301.8	1,114.0	1,048.7	991.0	906.5
Preferred securities	0.0	165.0	728.2	510.2	404.2	299.2	164.2
Net unrealized gains (losses) on securities available for sale, net of taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury stock	(3.5)	(3.3)	(555.2)	(555.2)	(555.2)	(555.2)	(555.2)
Foreign currency translation adjustments	(121.7)	(93.9)	(168.5)	(168.5)	(168.5)	(168.5)	(168.5)
Goodwill	(51.5)	(53.5)	(52.0)	(50.3)	(48.6)	(46.9)	(45.1)
Consolidation adjustments accounts	(31.8)	(30.1)	(104.3)	(89.4)	(74.5)	(59.5)	(44.6)
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Tier I	4,286.7	4,646.9	6,242.0	6,717.3	7,429.0	8,342.4	9,318.7
(deferred tax amount)	428.2	36.7	822.4	387.8	0.0	0.0	0.0
Unrealized profits on securities available for sale after 55% discount	449.4	723.6	735.4	735.4	735.4	735.4	735.4
Land revaluation excess after 55% discount	127.4	126.9	117.3	117.3	117.3	117.3	117.3
General reserve for credit losses	435.3	371.5	809.4	804.8	787.1	788.0	790.3
Perpetual subordinated bonds and loans	533.1	447.8	632.9	578.5	539.7	420.2	446.8
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Upper Tier II	1,545.4	1,669.9	2,295.1	2,236.0	2,179.6	2,061.0	2,089.9
Subordinated bonds and loans with fixed maturity	1,705.5	1,829.0	3,075.6	2,940.0	2,823.1	2,629.8	2,361.8
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total of Lower Tier II	1,705.5	1,829.0	3,075.6	2,940.0	2,823.1	2,629.8	2,361.8
Total of Tier II	3,250.9	3,498.9	5,370.7	5,176.0	5,002.6	4,690.8	4,451.7
(included in total capital)	3,250.9	3,498.9	5,370.7	5,176.0	5,002.6	4,690.8	4,451.7
Tier III	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deduction	(915.0)	(922.5)	(307.5)	(320.0)	(332.7)	(345.5)	(358.4)
Total capital	6,622.6	7,223.3	11,305.1	11,573.3	12,099.0	12,687.7	13,412.0
Risk-weighted assets	56,270.5	60,140.3	107,100.0	107,400.0	109,300.0	111,600.0	113,900.0
Balance sheet items	48,037.3	50,654.4	94,400.0	94,700.0	96,600.0	98,900.0	101,200.0
Off balance sheet items	7,301.6	8,404.2	11,350.0	11,350.0	11,350.0	11,350.0	11,350.0
Others*[2]	931.5	1,081.6	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0
BIS risk adjusted capital ratio	11.76%	12.01%	10.56%	10.78%	11.07%	11.37%	11.78%
Tier I ratio	7.61%	7.72%	5.83%	6.25%	6.80%	7.48%	8.18%

*[1]	As the company’s capital stock cannot be subdivided by class of stock, the amount of non-cumulative, irredeemable preference stock has not been recorded.

*[2]	Market risk equivalent amount divided by 8%

*[3]	3/2005 and 9/2005 figures are the consolidated figures of the former Mitsubishi Tokyo Financial Group.

Note:	From the fiscal period ending 3/2007 the Basel II framework will be applied but as of the time of formulation of these plans (February 2006) the existing standards have been applied. Capital ratios after application of the new standards will be recorded in progress reports on the Revitalization Plan.

Reference: Former UFJ Holdings		(Billions of Yen)

	Fiscal Year 3/2005 (Actual)	Interim 9/2005 (Actual)
Total of Tier I	2,313.4	2,759.0
Total of Tier II	2,865.2	2,437.8
(included in total capital)	2,278.6	2,300.0
Tier III	0.0	0.0
Deduction	(78.9)	(85.4)
Total capital	4,513.1	4,973.6
Risk-weighted assets	43,405.9	42,596.8
BIS risk adjusted capital ratio	10.39%	11.67%
Tier I ratio	5.32%	6.47%